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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                AMENDMENT NO. 5

                            ------------------------

                           MORTON INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                            MORTON ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                             ROHM AND HAAS COMPANY
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                  ------------
                                   619335102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                ROBERT P. VOGEL

                             ROHM AND HAAS COMPANY
                           100 INDEPENDENCE MALL WEST
                        PHILADELPHIA, PENNSYLVANIA 19106
                                 (215) 592-3000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                With a Copy to:
                               WILLIAM E. CURBOW
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                                 (212) 455-2000

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                                  TENDER OFFER


     This Amendment No. 5 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on February 5, 1999 (as amended, the "Schedule 14D-1") relating to the offer by Morton Acquisition Corp. (formerly known as Gershwin Acquisition Corp.), an Indiana corporation ("Purchaser") and a wholly owned subsidiary of Rohm and Haas Company, a Delaware corporation ("Parent"), to purchase up to 80,916,766 shares (representing 67% of the issued and outstanding shares as of January 29, 1999) of common stock, par value $1.00 per share (the "Shares"), of Morton International, Inc., an Indiana corporation (the "Company"), and the associated preferred share purchase rights ("Rights") at a purchase price of $37.125 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Parent dated February 5, 1999 (the "Offer to Purchase"), as amended as set forth herein, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Rights will expire immediately prior to the consummation of the Offer. Unless the context otherwise requires references herein to "Shares" shall be deemed to include the associated Rights.


     All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.


ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS



     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:



     On March 3, 1999, Parent issued a press release announcing that it has extended the period during which the Offer will remain open to 12:00 midnight, New York City time, on Thursday, March 18, 1999, unless the Offer is further extended. The full text of the press release is set forth in exhibit (a)(12) and is incorporated herein by reference.



ITEM 10.  ADDITIONAL INFORMATION



     Item 10(b), (c) and (d) of the Schedule 14D-1 is hereby amended and supplemented as follows:



     On March 2, 1999 Rohm and Haas filed with the Commission of the European Community (the "European Commission") a notification of the proposed acquisition of Morton in the form prescribed by Council Regulation No. 4064/89 for reporting concentrations with a Community dimension. The initial one month period for the European Commission to review the proposed acquisition will expire on April 8, 1999. In addition, where the parties offer commitments to the European Commission during the initial one-month period in order to alleviate any serious deoubts as to its compatibility with the common market, the initial one-month period can be extended for an additional two weeks. At the conclusion of the initial period, European Commission will either declare the proposed acquisition compatible with the common market (in which case the transaction may proceed) or initiate formal proceedings to investigate the transaction which proceedings must be concluded within four months.



     Even though the initial one-month review period will not expire until April 8, 1999, Council Regulation No. 4064/89 permits the purchase of shares pursuant to a public tender provided that the purchaser does not exercise the voting rights attached to the shares acquired or otherwise exercise control of the target company until the transaction has cleared EC merger review. Clearance of the transaction by the European Commission is a condition to Rohm and Haas's obligation to purchase tendered shares under the Offer. However, Rohm and Haas, in its sole discretion, may waive this condition.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 of the Schedule 14D-1 is hereby amended and supplemented as follows:


     (a)(12) Press Release dated March 3, 1999.


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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                          MORTON ACQUISITION CORP.

                                          BY:      /s/ GAIL P. GRANOFF

                                            ------------------------------------
                                            NAME: Gail P. Granoff
                                            TITLE: Secretary and Assistant
                                              Treasurer

                                          ROHM AND HAAS COMPANY

                                          BY:      /s/ BRADLEY J. BELL

                                            ------------------------------------
                                            NAME: Bradley J. Bell
                                            TITLE: Chief Financial Officer and
                                                   Vice President


Dated: March 4, 1999


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                               INDEX TO EXHIBITS


EXHIBIT                                                                   PAGE
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
(a)(12)   Press Release dated March 3, 1999.


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